UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 1, 2011

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

On December 1, 2011, NXP Semiconductors N.V. (NASDAQ: NXPI) (“NXP”) announced that its subsidiary, NXP B.V., together with NXP Funding LLC (collectively, “NXP”), completed the final tranche of a private transaction initially announced on November 10, 2011, and issued an additional $80.95 million principal amount of U.S. dollar-denominated senior secured floating rate notes due 2016 (the “New FRNs”) in exchange for $6.56 million principal amount of its existing U.S. dollar-denominated floating rate notes due 2013, €1.8 million principal amount of its existing Euro-denominated floating rate notes due 2013, and $70.7 million in cash. The New FRNs will bear interest at LIBOR + 550bps.

NXP further has announced that it intends to issue redemption notices for US$80 million of its U.S. dollar-denominated floating rate notes due 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 1st day of December 2011.

NXP Semiconductors N.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO